As filed with the Securities and Exchange Commission on April 12, 2010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION
FILED PURSUANT TO SECTION 8(a)
OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:  SCS Hedged Opportunities Fund, LLC

Address of Principal Business Office (No. & Street, City, State, ZIP Code):

One Winthrop Square
Boston, Massachusetts 02110

Telephone Number (including area code):  (617) 204-6400

Name and address of agent for service of process:

Joseph McCuine
c/o SCS Financial Services, LLC
One Winthrop Square
Boston, Massachusetts 02110

Copy to:
Timothy F. Silva, Esq.
Wilmer Cutler Pickering Hale and Dorr LLP
60 State Street
Boston, Massachusetts 02109

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

YES           [X]                                                      NO           [  ]

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of Boston and the Commonwealth of Massachusetts on April 12, 2010.

Attest:	SCS HEDGED OPPORTUNITIES FUND, LLC

/s/ Joseph McCuine	/s/ Peter H. Mattoon
Name: Joseph McCuine	Peter H. Mattoon
Title: Vice President	President